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Opening Remarks Added to Replay

Before listening to the replay of the BlackRock Incorporated First Quarter 2006 Earnings Teleconference Call, please listen to the following, brief remarks, relating to BlackRock's proposed merger with Merrill Lynch Investment Managers.

BlackRock intends to file with the Securities and Exchange Commission a Registration Statement on Form S-4, which will contain a proxy statement/prospectus, in connection with the proposed transaction. The proxy statement/prospectus will be mailed to the stockholders of BlackRock. STOCKHOLDERS OF BLACKROCK ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Such proxy statement/prospectus (when available) and other relevant documents may also be obtained, free of charge, on the Securities and Exchange Commission's website (http://www.sec.gov) or by contacting our Secretary, BlackRock, Inc., 40 East 52nd Street, New York, New York 10022.

BlackRock and certain persons may be deemed to be participants in the solicitation of proxies relating to the proposed transaction. The participants in such solicitation may include BlackRock's executive officers and directors. Further information regarding persons who may be deemed participants will be available in BlackRock's proxy statement/prospectus to be filed with the Securities and Exchange Commission in connection with the transaction.

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Actual Call – Approx. Start Time of 9:05 a.m.

Operator: Good morning my name is Judy and I will be your conference facilitator today. At this time I would like to welcome everyone to the BlackRock Incorporated First Quarter 2006 Earnings

Teleconference. Our host for today’s call will be Chairman and Chief Executive Officer, Laurence D. Fink; Chief Financial Officer, Steven E. Buller; and General Counsel, Robert P. Connolly. All lines have been placed on mute to prevent any background noise. After the speakers remark there will be a question-and-answer period. [Operator Instructions]. Thank You. Mr. Connolly, you may begin your conference.

Robert P. Connolly, General Counsel

Good morning this is Bob Connolly. I am General Counsel, BlackRock. Before Larry and Steve

make their remarks I want to point out that during the course of this conference call we may make a number of forward-looking statements. We call to your attention the fact that BlackRock actual results may differ from these statements. As you know BlackRock has filed with the SEC report with some of the factors which may cause our results to differ materially from these statements. And finally BlackRock assumes no duty to and does not undertake to update any of these forward-looking statements. And with that I will turn it over to Steve Buller, our Chief Financial Officer.

Steven E. Buller, Chief Financial Officer

Thank you, Bob. Good morning everyone. While we have lots of news to discuss this morning on the back of a strong first quarter for the firm and a solid new business pipeline both investment management and BRS as we move into our second quarter and Larry will provide some of the commentary on the different business areas in a few moments.

As you see by the earnings release we had very strong and consistent growth in AUM and every channel. We were up about $10.4 billion for the quarter to a record level of assets and more importantly we are building a broad base for long earnings growth particularly in the higher margin businesses. I was just most noteworthy is, we have a very strong equity momentum, up about 9% to $41 billion and alternative AUMs up about 6% to $27 billion. We continue to see strong international flows across the business, particularly in core fixed income. At the same time, we are showing good asset retention, underscoring that now at the one year anniversary of the State Street Research acquisition and we will be making a $50 million payment to MetLife for retained State Street Research assets which sort of exceed $50 million. And that $50 million payment will be an adjustment to the purchase price with no income statement effect. The result of the record AUM is record revenues which now are at $397 million. So despite all the merger integration activities, it was very much a ‘business as usual’ quarter for BlackRock with strong performance.

I know there probably are a number of questions around the performance fees but, again, I would like to remind you as I did last quarter please don’t annualize these. They are lumpy in their nature, but we continue to have strong contribution from our alternative products. There is a significant part of the first quarter performance fees that were related to the appreciation of managed real estate assets we acquired in the State Street Research acquisition. The real estate fee was based on a multi-year performance versus a very complex and really very sensitive index. We are still finalizing that estimate, but, obviously, very pleased with the results which certainly exceeded our expectations.

We recorded an estimated expense of $34 million under a fee sharing arrangement with MetLife against those fees which distorts our margins a bit, so we’ve included in the table on page 8 of the earnings release an adjusted margin analysis which really takes our margin and reconciles that to $34 million to kind of a pre-margin total.

Going forward you can expect future performance fees to return to the industry standard, pre-tax margin somewhere in the 40 to 45% range. In our industry most performance fee is locked in the fourth quarter, as you certainly saw last quarter, please remember we have many performance based products and this real estate product, it's just one of those strong performers.

I'd like to switch gears and spends a few minutes on the financial aspects of our merger integration. We originally projected fully phased in synergies of about $140 million. It's still too early to tell what portion of that amount will be in place on September 30, but we are very pleased with the progress we are making so far. Fortunately, our portfolio management and client service teams are focusing on the business while, other areas like finance, our legal department, human resources are on schedule with the detailed work plans, and Larry will talk more about that progress in few minutes also.

If you probably saw we are beginning to incur some merger related integration costs that will be reflected in our earnings, we had about $0.06 per share, in the first quarter in out of pocket costs and again those cost exclude the allocated time that we are spending on the meetings and projects, that number will increase in future quarters, and again we will continue to quantify those merger related costs in each one of our earnings releases in our 10Q for you.

Right now we are focusing on a number of things on the finance side, certainly our new corporate structure for regulatory compliance and for tax efficiency, on the infrastructure as we move away from our former parents and also on compensation plans to make sure we retain our intellectual capital.

Now within our last earnings release we tried to streamline the fair amount, several of you know there was a table we had of AUM flows that you would like to have added back into. You will see in the last page. Now we have returned that table in a new condensed format but hopefully that gives you the information you need to run your models.

And then finally beginning in the second quarter, we will discontinue the separate disclosure of adjusted earnings per share but we’ll continue to provide you with all the information you need to make that calculation. That currently only includes two items: it includes the merger-related costs we are going to be incurring each quarter as well as the LTIP expense that is funded by a contribution of BlackRock stock by PNC, now those two principal items.

So with that, a very strong quarter, and I will return the – turn the table over to Larry to make a few comments. Larry?

Laurence D. Fink, Chairman and Chief Executive Officer

Thank you, Steve. I assume we are going to have a lot of questions so I am going to try to be brief too and we’ll open it up for questions. Steve said it very clearly: our quarter was business as usual and that's that probably the most resounding point I would like to make, business as usual.

Certainly, at a time when we were involved in a transformational merger as we are with Merrill

Lynch Investment Management that we could say now, approximately eight weeks after the announcement, that business is usual is a pretty strong statement. We have not seen or witnessed any real slowdown in our business momentum worldwide. We are not being penalized as much as we thought we would have related to clients’ worries about mergers and having our eyes off the ball. We have most certainly been put on watch list by some state pension plans that have been noted over the course of this past quarter, but a lot of that is statute, by statute, they need to review and review their investment management team, that they use if there is a major change like we have. So I don’t want to suggest that we are not under watch which is a customary thing during transactions.

But, overall business is as usual in the U.S. with most pension plans, and I could say certainly overseas business has not been adjusted downward at all in terms of the momentum. I would like to also say before I get into some of the business lines even our BlackRock solution platform in which it is going to be a very cumbersome integration in terms of working on the development of our operating platform, I will get into that a little later related to MLIM. We have seen a very robust enquiry for clients in that area and we are at this moment of time working towards some rather large opportunities in the solutions side of our business on top of working on our integration on of the technology between MLIM and BlackRock. So business is usual that's a real testimony to our team. We have a real dedicated team and we have a very stable team and then with that we've been able to overcome any of the psychological obstacles that we've had in terms that we could have had in terms of mergers.

Obviously we're only in the 8th week we announced in our press release that we anticipate closing still to be October 1. So we obviously have a lot more work to do, and I'll get into some of the issues we've done and talk about what we're seeing in terms of our new organization. Let me just touch on a few things that I'd like to just note overall related to our core business. The international business continues to flourish, huge momentum, lot of inquiry, much of it is related to this global liquidity phenomenon. It's evident when you see earnings announcements from different Wall Street firms, when you see earnings from different banks that have international platforms. So the constant theme that we have been discussing that the world is awash with liquidity and BlackRock wants to be a part of that in terms of helping our global clients in terms of managing this liquidity. We are continuing to see a significant opportunity for our platform and it remains still in Europe, in Asia, in the Middle East and in South America. We have noted that we crossed in international assets over $110 billion. We had approximately $5 billion of net wins internationally. We are involved with some very, very large opportunities internationally, so momentum continues.

The other thing that I would like to note that I think is quite important too that in the taxable institution area, we just continue to see huge momentum, huge opportunities. I think this is – we have a unique platform with taxable institutions intersecting our BlackRock Solutions product with our asset management products. We crossed over $147 billion of assets with taxable institutions.

So business is usual, momentum strong, and robust. We are hiring quite a few people in those two areas: both international and the taxable institution area because we just continue to see very robust and strong opportunities.

Steve mentioned, I would like to just note here in too, we did cross the $40 billion mark to hit about a $41 billion in equities. We are starting to see some very strong RFP momentum there. Our performance was strong and we are starting to win some rather significant assignments. We did win one very large assignment in equities that’s going to be very – with a very important client; I can't talk about the client. We will fund in the third quarter, but a very significant win for equity platform.

Fixed income in the first ten weeks of this year we can say we had very strong performance and with that I think with this merger I think our clients are feeling that we are not taking our eye off the ball. Our performance is in terms of is even watched more carefully by clients during the time of transition like we are going through and I could say for the first ten weeks we are experiencing some very good performance in the fixed income area and so we expect to continue to see a robust pipeline in the fixed income area.

On our alternatives area as Steve mentioned big performance fee in real estate we are pleased to say we are at the $9 billion mark in terms of real estate equity that we managed on behalf of clients.

We see a very strong and robust pipeline of opportunities there. Obviously through this performance fee it’s recognition of very strong performance. And so and in almost all our categories of alternatives we expect to see some very strong momentum. We are approximately at $27 billion on the alternative space. We still see, on a global basis, huge demand for CDOs and CBOs and so it's a matter of just developing the right product for the client that have the best risk adjusted opportunities for these clients. And last, Solutions, $3.5 trillion of assets that we are monitoring and creating a risk management technology platform on behalf of our clients.

Our enterprise solution called the Aladdin system; we have had four net new assignments. We do a lot of consulting work and so we had actually 13 new assignments but we completed 9 advisory assignments during the quarter. So we had 4 net new assignments and in that we had one new

Aladdin assignment. I think it's fair to say that we have never experienced a more robust pipeline of enquiry for the Solutions platform. We have at least four RFPs right now in terms of Aladdin assignments. That would be a very positive outcome if we win all four. We should not monetize that type of four assignments or four opportunities, but the pipeline is more robust than ever and more international than ever before. So, as I said, business is strong, momentum in all our business areas is strong.

If one thing, I could just give an overall generalization of BlackRock. We are a more diversed organization than ever before in terms of products and we have a more diverse organization in terms of clients on a global basis. So the core competencies of this firm are growing, our opportunities are growing and certainly with the product mix it's growing, we just see more opportunities to cross-sell and build. Let me just discuss some of the issues related to on MLIM integration or pending integration as my lawyers want me to say because it is off pending towards October 1, our General Council is laughing at me, we are right on schedule as we suggested in our quarterly announcement, we are very thrilled with our new partners, we believe we are going to have a very robust organization going forward, I believe we are going to have a quite a bit of momentum globally with the product mixes that we have together and most certainly with the distribution channels that we are going to build together.

Merrill Lynch did announce yesterday the success of MLIM and we added that to our press release, we noted in our press release the combined organizations on a pro forma basis, today we will have $1.39 trillion of assets, so incredibly large momentum, it's fair for me to say that there is business as usual also for MLIM. And so on top of the integration issues that we have working along side with our new partners, business there is very strong, very robust, and I am pleased to say that we are spending a great deal of time on our pending integration of all our teams, we did announce already our integration or pending integration of our mutual fund retail platform, we announced our new executive committee that we are going to formulate to navigate this new organization with over a $1 trillion in assets, we are going to announce our new business model later this week that we announced and so we are making a lot of progress and I do believe having our BlackRock solution platform will allow us to quickly integrate our technology platforms and so we could have one unified organization soon.

Not all of the platform will be unified on closing. So I don't want to misrepresent any things like that but we will be very far along. We feel very strong about the unification of our platforms and so as I said we are at the eight-week mark; we still have approximately not quite six months but we have quite some time to finish this the integration and seeking all our pending approvals and shareholder consents but it is fair to say that we have a lot to be proud of in terms of the momentum we've made in terms of the integrating these two firms on October 1 and I could say today we are more constructive on the opportunities we have with our new partners in MLIM than we were even eight weeks ago when we announced this transaction, we still have a lot of work to do. I can't tell you this is easy because it is not, it is you know to have an overall business as usual continual momentum working with our clients, managing our clients' expectations, plus integrating our organizations together is a lot of work and yet I am pretty proud of the overall organizations as to the place where we are together. I do believe our two teams are going to work very well together. We are going to have one unified team and we feel very good about our new partners. I think it's very clear that we have – we are going to have very strong product platforms and a very strong distribution platform that will augment with BlackRock is today and we will augment what MLIM is going forward.

I would say business is usual also alongside working alongside with PNC they will be a very large client of ours. I would say business is usual with the Met. We continue to have great opportunities working alongside the Met. And in Japan as we work towards our new platform in

Japan, Nomura will continue to be one of our largest distributor platforms that we're going to work with in the new BlackRock. So overall things are going pretty well, a lot of hard work, a lot of – a lot of smiles though in this hard work and I just want to for those BlackRock and MLIM employees who are listening in I want to just thank all of you. I know this is at times stressful, but I think we could already see a lot of the extreme positive opportunity we're going to have together working together as one firm.

Why don’t we open it up for questions, we've been on the phone for approximately half an hour and try to help you understand our first quarter.

QUESTION AND ANSWER SECTION

Operator: [Operator Instructions]. We will pause for just a moment to compile the Q&A roster. Your first question comes from the line of David Hass with Fox-Pitt Kelton.

<Q – David Hass>: Hey, good morning.

<A>: Hi David.

<Q – David Hass>: Thanks, just I guess I'll start of the question on performance fee and I know you can't give that much color but just in terms of the real estate can you give us any sort of percentage or what that payout represented on performance fees to the 34.5 million?

<A>: Yeah, well let me walk you through kind of high level there, there is a disclosure in the 10-K that talks about a part of the performance fee in the relationship that it was about 32.5% of the performance fee, so that will give you some perspective on the amount as a percent of the total performance fees.

<Q – David Hass>: Okay, thanks. Now the next question for you Steve is you had mentioned a sort of 40 to 45% margins is where you would expect to wind up, I just want to make sure I am hearing that correctly, that seems a little bit more aggressive than you've been in the past which frankly seems to make sense, can you, is there a sort of a change of thinking about where your margins go from here?

<A – Steven Buller>: Well, you know I'm going to try to be clear with that, that there was a comment with respect to our margins on performance fees, so you would have roughly a 40 to 45% pre-tax margin on performance fees, so you would need to adjust that our tax rate historically has been about 37%, that will change some going forward once we have our merger, we are not sure what that rate will be, but you we then will adjust that down by the tax rate to get down to what would be an industry standard number, and the 40 to 45% I have referred to is kind of an, I used the term industry standard rate, but I think it probably be somewhere in that range for our performance fees going forward.

<Q – David Hass>: Okay, thanks. And then Larry just sort of a bigger picture question for you with respect to the integration, you sound clearly more positive today then you were in the past. Can you give us a sense for – do you have any change in view around revenue synergies, notwithstanding the cost savings, but revenue synergies with respect to Merrill can you tell us where do you think those might be better than you originally expecting?

<A>: I just think as you see in their flows, I mean the opportunities in revenues is clearly in the

European platform they’ve created I believe they are one of the top three mutual fund platforms in

Europe with the European markets and flow is being very strong that will continue to enrich our revenues together. Having our fixed income platform being part of that mutual fund distribution platform in Europe will be very strong. We hope to rollout branding in Europe over the course of the first year. So the branded name of BlackRock will grow institutionally and retail over the course of which will create quite a few revenue synergies we have in Asia, the two platforms really producing much stronger opportunity for client growth and we have in my mind great opportunities with third party distribution in the United States. We are very excited about the opportunity with all our products marketing through the various third party distribution channels I believe the eight-week mark I believe its fair to say that the receptivity in the Merrill Lynch system where the BlackRock platform is very strong. So we are hearing a lot of good news, David, and obviously we have in the next six months to try to create the right structure to take advantage of that as we work towards the integration of these two firms. But as I said today, we feel there’s more opportunities in revenues than we felt eight weeks ago.

<Q – David Hass>: Got you. Okay, that's great. Thanks.

Operator: Your next question comes from the line of Chris Meyer with Morgan Stanley.

<Q – Chris Meyer>: Hey, good morning Larry.

<A – Lawrence Fink>: Hi Chris, how are you?

<Q – Chris Meyer>: Not bad, thanks. Just on MLIM, I mean it's pretty encouraging how strong the momentum is there. Two questions, I guess, one is how do the people at MLIM feel about just enough [ph] as retention around the fact that their business is doing very well at a time when effectively it's being sold to you guys?

<A – Lawrence Fink>: I don’t want to speak about what they think, and I believe there is great enthusiasm. As I said earlier, I mean, I believe the enthusiasm today is much greater than the enthusiasm was eight weeks ago, six weeks ago, four weeks ago; there is a lot of momentum. We are going to announce, hopefully in the next few weeks, all our – the businesses and all the teams that we have that have accepted being part of the new platform. Without taking about it, actually, we haven’t released this. We are very encouraged with the receptivity of all the teams. I mean, I don’t want to get into too much detail because we have not discussed this publicly yet, but we are excited and I think encouraged that we have a great retention of our teams that we want to do that, we want to be part of the new BlackRock.

<Q – Chris Meyer>: Okay, so you don’t get the sense these upward pressures on retention payments relative to your initial estimate?

<A>: I think we are going to be in the room of what we estimated, I mean I don’t think there is – I think we are in very good shape.

<Q – Chris Meyer>: Good, Robert and just on margins I think MLIM yesterday reported something close to 40%, you guys sit down on adjusted basis also had pre-tax margins around just over 40%. So where do you think margins for this business combined can really get to, given that you are already at the 40% range?

<A>: Well there are two components to our net income, one is margins and one is taxes and we think that we will of course have synergies which we referred to before that we will have some benefit to our margins, the big question is the overall composition of our revenues going forward,

obviously today we are benefiting from a higher percentage of equity and alternative products which tend to effect performance margins. Second part is taxes and when we combine the companies we have got some issues because we are in New York and New Jersey which are higher tax jurisdictions and need to work to bring down their tax rate to insure that our bottom line comes very strong, so I think in terms of margins again we projected a $140 million in total all in synergies going forward, we see nothing that you know says that that number will be different right now, we are still in the early stages, but I think you can – you think you can --.

<A>: – will do some improvement in our margin ramps.

<A>: Chris let me get into this a little bit, if anything, the combined organizations, I mean we really see even actually more opportunities for the combined organizations on a global basis, so one thing without I can easily say of what we could manage margins higher but I am not going to do that because I do believe even on top of the integration of these two firms we see great growth opportunities we need to hire more people on an international basis and expand some of our offices internationally. Certainly in the solution side if we do win one or two more of these Aladdin enterprise assignments you are going to reach quite a lot more hiring so these are all good things so you know we try to keep mindful of margins and we obviously you know higher margins are better than lower but we are not going sack nice long-term growth. And so I think its fair to say we have a bias just because of the merger of margins creeping a little higher on the other hand I think with the opportunities that we think we have together we are going to continue to build on hire.

<Q – Chris Meyer>: Okay. Of course that’s helpful but the question was more just with regard to

MLIM's current run rate of earnings in the first quarter seems quite a bit higher than.

<A>: Than it was?

<Q – Chris Meyer>: And your estimates yeah, and I just wanted to.

<A>: We talked to Jeff Edwards about that, you know yesterday in the earnings call,

margins were very strong.

<Q – Chris Meyer>: Yeah.

<A>: But there is the one the one year.

<Q – Chris Meyer>: Sorry I was going to aski if it is the 140 over and above the new run rate of MLIM earnings or was that really relative to what your initial estimate of what they could earn was?

<A>: The question was where their margins what we – I think what we did we did an estimation of the combined earnings. We used basically 2005 numbers and projected forward even we are disclosing numbers externally about what we believe are projecting for the combined operations.

<A>: But you are correct I mean we are not --in our forward forecast we are not you know we don't forward forecast but in our minds we are not monetizing those types of margins, but there is no question the margins are higher than we thought eight weeks ago.

<Q – Chris Meyer>: Right.

<A>: Okay, so I understand the direction of the question, but I certainly – but inevitably wrong in my mind to think that the persistence of that one quarters margin will continue, lets wait a quarter or two.

<A>: We of course do forecast and analysis internally about where we think the numbers will go.

And the numbers scenarios view have with them played out based upon synergies type investments we make and the retention of those assets and the mix between equity and fixed income.

<Q – Chris Meyer>: But Larry and then just a last one on the fixed income markets overall that the international client is clearly still very keen for yield. Can you give us a sense you did see a flat curve [ph] on the U.S. client base. Just talk a little bit around are we seeing some early signs of reattraction into the equity market or just some sticky shock around higher long-term interest rate here affecting the U.S. client base in fixed income?

<A>: Well in terms of we saw in the first quarter I think $1 billion I don’t have the exact number, but I know it's over a $1 billion of, rebalancing out of equities into bonds. So actually you are seeing with a decline in dollar price and rise in rate, you're seeing the natural rebalancing from pension funds so we saw quite a bit of that obviously freezing plans has created more demand for fixed income from some pension plans. I do believe though well some of the slowdown but overall slowdown with pension plans in the first quarter was due to re-evaluating what all the other pension plans were going to do with their plans in terms of DB [ph] plan. So you do have that I think questioning of how to look at the fine benefit plans across all these U.S. retirement plans, but in terms of your question Rob quest for yields we are seeing that unabated in terms of our European clients and Asian clients, I will tell you that I just was in Japan last week our Japanese clients are actually are quite constructive in buying U.S. securities at these rates today, so you know we are not seeing any capitulation yet out of dollar based assets, as I said you know 8 weeks ago when we announced MLIM transaction, you know one of my greatest fears is ultimately there will be a modest capitulation on our dollar based assets and the global based assets and euro and yen and RMB and different asset based currencies, we are not seeing that yet, you know we are going to get prepared for that, one of the strong opportunities that we have is this large international platform, is to start managing more and more assets that are non dollar base and this is one of the reasons why I do believe we need to continue to build and grow we even, because I do believe that will be a great opportunity in the non dollar based products for international clients. So we are not seeing any slowdown in terms of review and understanding and certainly in the insurance company and taxable institution area you know we are seeing as robust opportunities as we have ever seen in terms of foreign interests and even U.S. insurance companies in terms of investing at these rates or higher.

<Q – Chris Meyer>: Okay, good, thanks and I'll give some others chance to ask the question.

Thanks.

<A>: Thanks.

Operator: [Operator Instructions].

Your next question comes from the line of Bill Katz with Buckingham Research.

<A>: Good morning Bill.

<Q – William Katz>: Hi good morning guys, a couple of questions Larry, I mean from a big picture perspective in terms of your discussion around potential penalty box with the pension plan consultants both the U.S. and the U.K. At one point you get comfort that things are going to get worse? I mean are we – is there something that could happen in the timeline perspective prior to deal close or would it be post the deal?

<A>: I don't think there's going to be one pattern. I actually think most of our pension consultants and clients are going to open up the box per se after we announce all our portfolio teams and with the stability of our portfolio teams. Every client deserves to understand who will be managing their money and hopefully in the next few weeks we are going to announce, no, not hopefully we will be announcing in the next few weeks all the investment teams in all our investment products and we will then reach out to all our clients and tell them these are the teams and they are all on board and all the various assurances. Generally once you do that you are then they give you a clean bill of health.

<A>: But some people may wait until October 1, but I do believe the key questions will be answered in the next few weeks.

<Q – William Katz>: Okay, but it seems like given the big run in the AUM and MLIM come into the first quarter, given your attrition from here we saw pretty back to where you initially work from the mergers perspective.

<A>: Yes, that is probably fair.

<Q – William Katz>: Okay, second question as it relates to sort of the leverage of BlackRock

Solutions with the merger itself. Why you are not sort of changing your guidance on 140 million, is it safe to assume though that the bulk of the cost saves would happen relatively speedily given that technology will be combined from day one?

<A>: Well, no I said the technology were to move ahead and that’s going to be about you know that's going to be we’ll have a lot of that done but it's going to be then over the course of the first full year I think we're going to be completed it you know I don’t want to predict at this moment probably by the end of the second quarter we're going to have a lot more information to provide to you in terms of the timeliness of the cost saves. I think what we can say is our initial estimates are still on track.

In terms of timing I don’t have enough information to tell you exactly with any conviction you know if at all I’m closing or is it spread out over the course of the next year and a quarter.

<Q – William Katz>: And just to beat a dead horse, even though MLIM's margins were near 40% you still feel pretty good about the 140 of sales?

<A>: Yes.

<Q – William Katz>: Okay, one other point just come back to performance fees for a second I’m sorry I wasn’t keeping up with the Steven your commentary, you said that 32% of performance fees are related to real estate and that the incremental margin on that is 40 to 45% is that the way to think about that?

<A – Steven Buller>: Thank you let me help clarify that. What I was saying is that when he asked about the $34.5 million payment and what portion of that was related to performance fees. Well the total performance fees were around a $115 million as I recall. It says in the 10-K last year that we would be making a payment in March 31 of this year. We're into State Street Research program and that payment will be 32.5% of a performance fee. So of 115 million a substantial amount is related to a performance on that real estate product, and on that amount we pay a 32.5% payment related to the State Street Research transaction.

<Q – William Katz>: Okay, understood.

<A>: And that's treated as an expense in the financial statements, it's not treated as an adjustment to purchase price.

<Q – William Katz>: Okay I understand. Okay, so I guess the question is you sort of strip that out you've had a nice step up in terms of performance fees from even a year ago and just trying to balance out the timeless in the quarterly progression versus a year end. We are talking now at sort of a we “x” that out a much higher level of sustainable performance fees if that’s right way to turn the coin or is this something that will just continue to be very volatile quarter-to-quarter?

<A>: Well I know hopefully it's not volatile, but hopefully if you think about when we have the moments and time where we can recognize earnings a lot of it is in the second quarter, a lot of it is in the fourth quarter – first quarter and a lot of it is in the, well first and second quarter and fourth quarter, those are the 3 quarters where there is recognition of performance fees whether so; generally the third quarter there is very little recognition of performance fees, it's generally fourth quarter events and some of our clients are second quarter and this year was also the first quarter because of the real estate.

<A>: And Bill, as you know our policy as we report performance fees when they lock and so we have a number of products which are annually – annual performance determinations and of course hedge funds for example have 12/31 year ends, so all those locks are 12/31, we have a number of separate accounts which have locks at 12/31 and some throughout the year and then we have some products which have quarterly locks. So we pick up a piece of performance every single quarter and if the performance is very strong that quarter we pick up a substantial amount of income that quarter and we have a broad range of activities. So as Larry was saying fourth quarter is always our strongest performance quarter, this year was very strong, and we have a number of products that locked in second quarter, third quarter has fewer locks in terms of the total number that’s not to say that the dollar amounts will be up or down but in terms of the exact number of locks we have that’s kind of a rough ratio.

<Q – William Katz>: Okay and may be one final question just on the money market business, So really curious as to where you might stand in terms of seeing more leverage to that business on a go forward basis?

<A>: There is no question we hope with the combined organizations, we will soon be one of the leader if not the leaders in terms of liquidity business, the combined organization as of end of quarter in liquidity would be approximate about a $108 billion of assets combined at spot end of quarter. That’s too low; well I am just saying in next year.

<Q – William Katz>: [Question Inaudible].

<A>: Will be the – okay, I just – second largest if you get one report not from more institutional I was looking at. But you know we should have more leverage as short rates can continue to rise whether they stop at five or go to five and a quarter or whatever you are going to see more and more money going into the short term liquidity area obviously there is a lot of volatility in the first quarter numbers. We have that last year in terms of you know big run up into fourth quarter numbers. Then you have at the end of the first quarter you have people starting to remove liquidity for tax sakes in April and all the other things so the trends continue to be very strong and we continue to be hiring more and more people in our liquidity business and it's business that we are excited about.

<Q – William Katz>: Okay, thank you very much.

Operator: At this time there are no further questions; gentlemen are there any closing remarks?

Laurence D. Fink, Chairman and Chief Executive Officer

No, I just want to thank everyone as I said to everyone listening you Okay we are working very hard in terms of our integrating our two fine firms and you know we are very excited about the future together and we look forward to October 1 when we are all put together. So everyone have a good quarter and we will talk to you later.

Operator: This concludes today's BlackRock Incorporated earnings teleconference. You may now disconnect.